Exhibit (a)(8)

PRESS RELEASE

Beverly Hills Bancorp Inc.
23901 Calabasas Rd., Ste. 1050
Calabasas, CA 91302

Contact Information:	Larry B. Faigin
Chairman of the Board and
Chief Executive Officer
Beverly Hills Bancorp Inc.
818.223.5474
800.515.1616 ext. 5474

Beverly Hills Bancorp Inc. Announces Results of Tender Offer

CALABASAS, CA – (BUSINESS WIRE) – August 16, 2006 – Beverly Hills Bancorp Inc. (NASDAQ-NNM:BHBC) (the “Company”) today announced the results of its tender offer for the repurchase of 2,750,000 shares of the Company’s common stock. The tender offer expired on August 14, 2006.

Based on the count by the depositary for the tender offer, more than 2,750,000 shares were tendered at the minimum price of $9.00 per share. The Company made the tender offer through a procedure known as a modified “Dutch auction,” which allowed each stockholder to select the price, within the range of $9.00 to $9.50 per share, at which the stockholder was willing to sell all or a portion of his or her shares to the Company. Because the number of shares tendered at the $9.00 minimum price exceeded the number of shares in the offer, the Company will repurchase all 2,750,000 shares at $9.00 per share, for a total purchase price of $24.75 million.

The shares accepted for payment by the Company will be subject to proration, as the offer was oversubscribed. All “odd lots” of less than 100 shares properly tendered at the $9.00 price will be purchased in full before any proration is made. Based on the preliminary results, the Company expects to purchase approximately 43% of the remaining shares which were tendered at the $9.00 price.

The Company intends to remit the funds for the repurchase on Monday, August 21, 2006, after which the depositary will disburse the proceeds to the stockholders whose shares were repurchased. All other shares of common stock tendered will be returned to the stockholders. Upon completion of the repurchase, the Company will have a total of 18,718,166 shares of common stock outstanding, a reduction of 12.8% of the current outstanding shares.

The tender offer was made pursuant to the Offer to Purchase dated July 14, 2006. The Information Agent is Keefe, Bruyette & Woods, Inc., and any questions or requests for documents or forms related to the offer should be directed to Keefe, Bruyette & Woods, Inc. at (877) 298-6520 (toll free).

Beverly Hills Bancorp Inc. is a financial holding company that conducts banking operations through its wholly owned subsidiary, First Bank of Beverly Hills, with branch offices located in Beverly Hills and Calabasas, California.

For further information, please see our website (www.bhbc.com) for our related communications.

This release contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates, and projections about our industry, our beliefs and our assumptions. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. The Company’s actual results may differ materially from those projected in these forward-looking statements as a result of a number of factors, including, but not limited to, the condition of the real estate market, the availability and conditions of financing for loan pool acquisitions, mortgage-backed securities and other financial assets as well as interest rates. Readers of this release are cautioned not to place undue reliance on these forward-looking statements.

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